United States securities and exchange commission logo





                                September 9, 2022

       Robert F. Savage
       President
       Wildfire New PubCo, Inc.
       386 Park Avenue South, FL 20
       New York, NY 10016

                                                        Re: Wildfire New PubCo,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 12,
2022
                                                            File No. 333-266840

       Dear Mr. Savage:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 12, 2022

       Q. What will Bridger stockholders receive...?, page xxii

   1. Revise to provide an illustrative example of the amount of consideration payable based upon the formula you
disclose using a recent practicable date associated with the various inputs to the formula.
Revise to clarify, if true, that this amount will fluctuate and, if you know in which direction
the inputs are likely to fluctuate, revise to state as much and project the likely
results of such fluctuations.
       Q: What equity stake will current JCIC shareholders and Existing Bridger Equityholders hold . . .
       ?, page xxiii

   2. We note that the answer presents the equity stake breakdown based upon "no redemption"
                                                        and "maximum
redemption" scenarios. Please revise to offer at least one additional
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September 9, 2022
Page 2
         redemption scenario in between those you currently present. Also, separately disclose the
         sponsor and its affiliates    total potential ownership from JCIC   s
independent
         directors. Make conforming changes throughout the proxy statement/prospectus, including on page 10, and revise your risk factor on page 36 to also take into account the sponsor earnout shares, new award grants and the conversion of all convertible securities
         (including the private and public warrants). Last, tell us why you are utilizing an
         "expected $1 million outstanding balance on the promissory note" in footnote (3).
Q: What happens if a substantial number of the public shareholders . . . ? , page xxvii

3. We note your disclosure of the trust value per JCIC Class A Ordinary share across a range of varying redemption scenarios, as well as the table presenting possible sources of dilution. Please also revise to take into account the impact of equity issuances on the per share value, including the exercises of public and private warrants, the new award grants and the conversion of the promissory note (as applicable) under each redemption scenario.
Q: How does the Sponsor intend to vote its shares?, page xxxiii

4. Here and elsewhere, as applicable, please describe any consideration provided in exchange for the agreement by each of the sponsor and its affiliates to waive their redemption rights with respect to their founder shares and public shares.
Summary of the Proxy Statement/Prospectus, page 1

5. Please revise to include pre- and post-closing charts to illustrate the relationships of the various parties before and after the First, Second and Third mergers, depicting ownership and economic interests and related ownership structures. In order to facilitate an understanding of the entities involved, please include a discussion of the functions and services each entity performs, including those agreements discussed in your risk factor on page 71 and your section entitled "Certain Relationships and Related Party Transactions"
         on page 254. Clearly identify all material contracts and arrangements through which the combined company purports to obtain economic rights and exercise control that results in consolidation of two of such entities into Bridger's financial statements. Please also explain why you use a variable interest entity structure and discuss whether you will continue to generally utilize the variable interest entity structure in the future. In this regard, we note your disclosure on page 71 that "[t]he Merger Agreement contemplates that all of the outstanding equity interests in [Mountain Air, LLC] will be transferred to
         Bridger prior to the Closing . . . ."
The  JCIC Board's
FirstName          Reasons for
           LastNameRobert      F.the Business Combination, page 6
                                  Savage
Comapany
6.         NameWildfire
       Revise               New
               to disclose, as youPubCo, Inc. xxii, the consideration of certain potentially material do on page
       negative
September        factors
           9, 2022  Pagethe
                          2 JCIC Board also considered.
FirstName LastName
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Interests of JCIC's Directors and Executive Officers in the Business Combination, page 15

7. Please highlight the risk that the sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, as you do on pages 26 and 143. Please also clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other JCIC public shareholders experience a negative rate of return in the post-business combination company, as you do on pages 26 and 143. Last, please separate your discussion of the sponsor and its affiliates from your your directors and officers that hold additional interests in JCIC (e.g., Heather
         Hartnett, Samir Kaul and Richard Noll), and provide comparable disclosure for such directors and officers. Please make conforming changes throughout the proxy statement/prospectus as applicable.
"JCIC may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you . . . ", page 38

8. Please highlight the material differences between the public warrants and the private warrants, particularly by disclosing that JCIC cannot redeem the private warrants held by the sponsor or its permitted transferees subject to certain exceptions, as you discuss on page 264. Please also briefly describe the exceptions pursuant to which the registrant may redeem such private warrants. Last, clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.
Operations Risks, page 52

9. You disclose several risks that relate to your need for or intent to offer services internationally, however, it does not appear that these risks are ripe given the lack of any imminent operations in such locations. Tell us why you believe a discussion of such risks is appropriate or revise to clarify your plans in that regard.
"We have government customers...", page 61

10. Enhance your discussion of this risk to specify the amount of revenue that constitutes a
         "substantial portion" and that are subject to the appropriation approval.
"Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law . . . ", page 80

11. We note your disclosure that, regarding the forum selection clause in your exclusive forum provision, federal court will be the exclusive forum for litigation arising under the
         Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. In that regard, please amend your risk factor to acknowledge that there is uncertainty as to whether a court would enforce
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         such provision.
Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 93

12. Please tell us why the adjustment noted in footnote (Q) is increasing accumulated deficit when the related adjustment noted in footnote (SS) appears to be decreasing your net loss.
Background of the Business Combination, page 123

13. We note your disclosure that JCIC "commenced due diligence" with respect to "seven such potential business combination targets (other than Bridger)." Please include a more detailed discussion regarding any material meetings, discussions or negotiations that JCIC had with these potential targets, including a discussion of the additional target to whom
         JCIC sent a non-binding LOI to (other than Target A and Bridger). In revising your disclosure, please discuss the general industry of such targets in addition to Target A.
         With respect to JCIC's decision to terminate discussions with Target A, please elaborate on what you mean by "unfavorable market conditions," and also explain the reason why you did not pursue a business combination with the other potential candidate that received a non-binding LOI.
14. We note your disclosure that "[f]rom time to time, JCIC had general catch-up calls with
         UBS Securities LLC (   UBS   ), a lead book-runner in JCIC   s IPO."
Please explain what
         you mean by "catch-up calls" and provide a more detailed discussion of such calls and what was discussed between JCIC and UBS. Additionally, please quantify the aggregate fees payable to UBS upon completion of a business combination.
15. We note your disclosure that a representative of J.P. Morgan SSG initially "contacted a representative of JCIC, to discuss the potential investment opportunity presented by
         Bridger," as well as your disclosure that J.P. Morgan Securities "was not involved in the introduction to Bridger and did not advise JCIC in connection with the Business
         Combination." Please revise to explain how J.P. Morgan Securities was not involved in such introduction, and clarify J.P. Morgan Securities' relationship with J.P. Morgan SSG.
16. Elaborate upon the content of Bridger's financial model, which was discussed on January
         3 and 25, 2022. Explain who prepared the model and whether it relied upon financial projections of any kind.
17.      We note your disclosure that, on January 10, 2022,    JCIC sent a
draft non-binding term
         sheet to Bridger which contemplated (i) a pre-money enterprise value of $800,000,000, which was based on the mid-point of a range of EBITDA multiples
applied to Bridger   s
         2023E EBITDA . . . .    Please revise to provide more detail regarding
the negotiations and
         board considerations leading up to the final agreed-upon valuation, including a further description of the financial projections and any discussions relating to the projections underlying assumptions. In revising your disclosure, please revise to clarify whether the pre-money enterprise value of $807,600,000 exchanged on April 15, 2022 was the final
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         agreed-upon valuation of Bridger, and discuss how such valuation was used in setting the transaction consideration. Provide the implied pre-money equity values that were derived from the pre-money enterprise values. In this regard, we note that it appears that the transaction consideration ultimately used a net equity value of $724,600,000.
18. We note your disclosure that "[o]n April 25, 2022, Bridger consummated its Series C preferred financing, with J.P. Morgan SSG as the principal investor" in an amount of $300 million. Please also discuss the purpose of this financing and the related interests of the parties in connection with the proposed business combination, and particularly elaborate on the "plan to redeem preferred shares of Bridger" and identify the holders of such shares. In this regard, we note your disclosure on page 253 indicates that the majority of this financing was used to redeem certain preferred shares of Bridger held by the BTO
         Stockholders and by Bridger Element LLC, which is beneficially owned by Matthew
         Sheehy. Please also discuss the details of any discussions pertaining to the agreement that such Series C preferred stock would be converted into New Bridger Series A Preferred
         Stock upon closing of the business combination, including "the calculation of the value of the Bridger Series C Preferred Shares."
19. Explain how the LOI terms evolved to include the Series C preferred round of financing and removed the expectation of a PIPE financing.
20. We note your disclosure that the revised draft LOI on May 3, 2022 provided that the BTO
         Stockholders would be subject to a 6-month lock-up period (as opposed to one year) and that the initial composition of the combined company's board would include "two directors to be designated by BTO Stockholders," subject to a ten percent ownership threshold in the combined company. Please disclose the details of any discussions pertaining to BTO Stockholders' lock-up period and anticipated ownership and influence in the combined company, including Bridger's decision to consummate the Series C preferred financing with J.P. Morgan SSG and then redeem certain shares held by the
         BTO Stockholders. Also disclose the final terms of the shareholders agreement, as we note that your disclosure on page 9 indicates that the BTO Stockholders also will maintain one director's seat for so long as they hold at least 33% of the shares that they held at closing.
21. We note your disclosure that "[o]n July 21, 2022, Bridger completed its initial municipal bond financing issuing $135 million of industrial development revenue bonds through
         Gallatin County, Montana (with an additional $25 million of industrial development bonds being issued on August 10, 2022)." Please discuss the evolution of the parties'
         interest in the bond issuance and its related purpose. In this regard, we note your disclosure on page 125 that Bridger evaluated "a follow-on municipal bond offering" as one of various "capital raising options," and we also note your disclosure on page 85 stating that the issuance was used to redeem certain outstanding Gallatin County municipal bonds previously issued by Bridger as well as certain outstanding Bridger
         Series A Preferred Shares. In revising your disclosure, elaborate on the details of the 2022 issuance and JCIC's related interest in the issuance, as we note JCIC attending meetings
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         related to such financing on January 25, April 27 and May 9, 2022.
22. Please discuss all negotiations related to the potential post-closing forfeiture of sponsor shares and the "potential pre-Closing forfeiture by the Sponsor of additional JCIC Class B
         Ordinary Shares to be based on the amount of funds in JCIC   s Trust
Account following
         JCIC   s shareholder redemptions." In revising your disclosure, please disclose the final
         forfeiture terms, which according to your disclosure on page 8, includes both a pre-closing forfeiture dependent on shareholder redemptions and post-closing forfeiture dependent on the combined company's stock performance.
23.      Please elaborate upon the discussions and terms of the    treatment of
Class D common
         shares of Bridger    in connection with the business combination.
24. We note your disclosure that "[r]evisions to the draft included providing that the Sponsor would agree to convert any outstanding loan balance under the Promissory Note owed by
         JCIC into shares of New Bridger." Please elaborate on the negotiation of the convertible promissory note, including which party initially proposed such conversion and the reasons for such deal term, and whether any other alternatives were considered in the event that the trust account, after accounting for redemptions, was less than $50 million.
25. We note your disclosure that the revised draft of the merger agreement on June 25,
         2022 "provided that JCIC would, upon request of Bridger, seek an extension of the deadline by which it must complete a business combination for a period ending not earlier than June 26, 2023." Please provide the details of this negotiation and disclose the final agreed-upon term.
26. We note your disclosure on page 26 that "JCIC renounces its interest in any corporate opportunity offered to any director or officer of JCIC unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of JCIC . . . ."
         Please address this potential conflict of interest and whether it impacted JCIC's search for an acquisition target.
27. We note your disclosure that "[o]n July 29, 2022, J.P. Morgan Securities notified JCIC that, subject to certain conditions, J.P. Morgan Securities waives its entitlement to the payment of any deferred compensation in connection with its role as underwriter in
         JCIC   s IPO." We also note your disclosure that J.P. Morgan
Securities    was not engaged
         by JCIC in a financial advisory role, was not involved in the introduction to Bridger and
         did not advise JCIC in connection with the Business Combination.    In
connection
         therewith, here or elsewhere, as applicable, please describe what relationship existed between J.P. Morgan Securities and JCIC after the close of the IPO, including any financial or merger-related advisory services conducted by J.P. Morgan Securities. For example, clarify whether J.P. Morgan Securities had any role in the identification or evaluation of business combination targets, including those other than Bridger.
28.      We note your disclosure that    J.P. Morgan has informed New Bridger
that it is not
         responsible for any portion of the Registration Statement.    Tell us
whether J.P. Morgan
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         Securities was involved in the preparation of any disclosure that is included in the Form S-
         4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise.
29. Please tell us whether you are aware of any disagreements with J.P. Morgan Securities regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that J.P. Morgan Securities was to be compensated, in part, on a deferred basis for its underwriting services in connection with JCIC s IPO and such services have already been rendered, yet J.P. Morgan Securities is waiving such fees and disclaiming responsibility for the Form S- 4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
30. Disclose whether J.P. Morgan Securities provided you with any reasons for the fee waiver, including any reasons provided in the teleconference on June 6, 2022 prior to such resignation and waiver. If there was no dialogue and you did not seek out the reasons why
         J.P. Morgan Securities was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, include risk factor disclosure to explicitly clarify that J.P. Morgan Securities has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
Projected Financial Information, page 133

31.      We note your disclosure that    the financial projections do not take
into account any
         circumstances or events occurring after the date they were prepared. Please disclose the date of preparation, and to the extent that there was a material lapse in time and change in circumstance since the projections were prepared, disclose whether the projections continue to reflect management's views on future performance.
32.      We note your disclosure that    [y]ou are cautioned not to rely on the
financial projections
         in making a decision regarding the Business Combination.    While it
is acceptable to
         include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.
33.      We note your disclosure in footnote (1) that    [e]stimates of revenue
are based on the
         addition of aircraft to active contracts, increase of contractual deployment and improved utilization metrics while on contract." Please revise to address the revenue-related aspects included in your assumptions, including your discussion of assumed year-over-year
         escalators of contractual rates    in connection with your revenue
growth.
34.      We note your disclosure in footnote (1) that you also took into
account    [i]dentified
         opportunities,    which    are based on external market assessments
for unfulfilled demand
         within the US market for both fire suppression and aerial
surveillance.    Please explain
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         what you mean by    identified opportunities    and how you accounted
for this, including
         which assumption (e.g., improved utilization) is supported by your market assessment.
         Also revise your discussion of your assumptions to discuss such assumed opportunities and the external market assessments.
Opinion of Vantage Point, page 135

35.      We note your disclosure that    [t]he Opinion was furnished solely to
be utilized by the
         JCIC Board . . . .    Please remove this statement, as it is
inappropriate to limit the
         opinion   s utilization and reliance to the company   s board of
directors.
36.      We note your disclosure that Vantage Point reviewed    certain
operating and financial
         information, including projections, provided to Vantage Point by management of Bridger
         and JCIC relating to Bridger   s business prospects.    Please revise
to clarify whether these
         are the projections prepared by the management of Bridger and provided to the JCIC
         Board, which are disclosed on page 133. To the extent that Vantage Point reviewed different projections, please disclose those projections or tell us why you are not required to do so.
37. We note your disclosure that "JCIC has also agreed to reimburse Vantage Point for certain expenses." Please quantify the expenses to date and disclose whether such fees are conditioned upon the completion of the transaction.
Guideline Public Company Method, page 138

38. Elaborate upon how Vantage Point opted to use the selected enterprise value multiple ranges of 20.00x to 23.00x FY 2022E Adjusted EBITDA and 13.00x to 15.00x FY 2023E
         Adjusted EBITDA in its analysis.
Shareholder Proposal No. 2 -The Merger Proposal, page 151

39. Revise to explain why you are seeking shareholder approval for this merger separate from the Business Combination Proposal.
Material U.S. Federal Income Tax Consequences, page 173

40.      We note your disclosure that    [t]he Second Merger should, when taken
together with the
         related transactions in the Business Combination, qualify as a transaction described in
         Section 351 of the Code for U.S. federal income tax purposes . . .
and that    [i]t is
         uncertain whether the Second Merger also qualifies as a reorganization within the
         meaning of Section 368(a) of the Code . . . .    Please revise to
disclose that such
         discussion of the Second Merger regarding the Section 351 and 368(a) consequences constitutes the opinion of Weil, Gotshal & Manges LLP, as your exhibit index indicates that they are providing an exhibit 8 opinion as tax counsel. We also note that it appears
         that you intend to provide a    should    or "more likely than not"
opinion with respect to the
         Section 351 consequences. As the Section 368(a) tax treatment of the Second Merger is
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         also material to shareholders, please also provide such an opinion with respect to the
         Section 368(a) consequences and explain why you cannot give a firm opinion, including a discussion of the facts not known until closing. Please make similar revisions where you discuss the tax consequences of the transaction throughout the proxy statement/prospectus, and include risk factor disclosure, as appropriate.
Information about Bridger, page 203

41. Please provide a source for each of your market and industry statements throughout the proxy statement/prospectus, and in particular explain what you mean by your statement
         that    Bridger is an industry leader    on page 215. As additional
examples only, we note
         your disclosure that wildland-urban interface areas    have grown by
more than 46.0
         million acres in the U.S. over the past twenty years,    that they
comprise 10% of the U.S.
         land area . . . ,    and that the related    residential growth in the
fire-prone WUI areas and
         increasing global temperatures has led to a five-fold increase in annual acres burned per
         fire . . . (page 203), as well as your references to    [d]ata from
the USFS    and    a 2016
         report published by Climate Central.
42. We note your disclosure that quantifies the number of planes by type that you expect to be operating by the fourth quarter of 2022. Please also provide comparable data for the planes that you currently operate, to provide a complete picture of your business to shareholders. Reconcile this information with the information you provide in the assumptions to Bridger's projections on page 134.
43.      We note your disclosure that you    are an original customer for LAS
s launch of its Super
         Scooper CL-415EAF Program    and    BAG Holdings agreed to purchase
six of these 12
         and is in discussion to potentially purchase two more.    Please
revise to explain your
         reference to    BAG Holdings    and also summarize the material terms
of the purchase
         agreement and file such agreement as an exhibit. In this regard, we also note your disclosure on page 238 that your aircraft purchase obligations are currently $18,195,541.
44.      We note your disclosure that you    maintain active contracts with
multiple federal agencies
         and the state governments of many high wildfire risk states . . . .
We also note that you
         have filed contracts issued by the U.S. Department of Agriculture Forest Service and the
         U.S. Forest Service. Please discuss the material terms of these agreements here, including the for-cause and for-convenience termination rights that you discuss on page 61.
         Additionally, tell us whether any additional customer or supplier relationships are material to your business (e.g., your DOI relationship) and, to the extent such relationships are material, please file any associated agreements as an exhibit to the registration statement, and include a discussion of the material terms of the agreements in the prospectus. In this regard, we note your disclosure on page 65 that "[s]ales to our three largest customers in the aggregate represented 98% . . . of our total revenues during the year ended December
         31, 2021," as well as your disclosure on page 66 that "you rely on a limited number of suppliers . . . ." Please see Item 601(b)(10)(ii)(B) of Regulation
S-K.
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Bridger Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 215

45.      We note your disclosure that    [t]he increase in fire suppression
revenue accounted for
         93% of the total increase in revenues for the year ended December 31,
2021.    We also
         note your disclosure in the subsequent paragraph that    [t]he
increase in fire suppression
         revenue accounted for 7% of the total increase in revenues for the year ended December
         31, 2021.    Revise to reconcile these two statements.
46. We note your disclosure on page 55 that "[c]ontinued periods of significant disruption in the supply or cost of aircraft fuel could have a significant negative impact on consumer demand, our operating results, and liquidity." We also note your disclosure on page 66 that you "rely on a limited number of suppliers for certain raw materials and supplied components." In connection therewith, please address the extent to which your operations have been materially impacted by increasing gas prices, supply chain disruptions and inflationary pressures.
Bridger Management's Discussion and Analysis of Financial Condition and Results of
Operations
The Business Combination, page 215

47. Herein and elsewhere, you state that you expect to receive approximately $345 million in
         cash consideration from JCIC based on JCIC   s Trust Account as of
March 31, 2022. On
         page 86 you state that JCIC cannot predict how many of its public shareholders will
         exercise their right to redeem their public shares of JCIC   s Class A
Ordinary and present
         multiple redemption scenarios. Therefore it appears unlikely that you would ever receive the full amount of the cash held in the Trust account. Please revise your disclosure to convey the uncertainty of the cash consideration you will receive and consider presenting reasonably likely redemption scenarios.
Liquidity and Capital Resources, page 225

48. You state that you are reporting positive operating profit and operating cash flow. We note that the only period for which this statement is accurate is for the year ended
         December 31, 2021. Please revise.
Beneficial Ownership of Securities, page 246

49. Please disclose in footnote (15) the natural persons with investment and/or voting control over JPMorgan Chase Funding Inc. With respect to footnote (16), we note your disclosure that "Mr. Matthew Sheehy disclaims beneficial ownership over any securities owned by Bridger Element which he does not have any pecuniary interest." Please note that beneficial ownership is not determined based on pecuniary interest. Please revise to clarify here that the person listed is the beneficial owners of the securities given their authority over the voting and/or investment power over such securities. Please refer to
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         Instruction 2 to Item 403 of Regulation S-K and Rule 13d-(3)(a) of the Exchange Act.
Exhibit Index, page II-4

50. We note your disclosure on the cover page that this registration statement will serve as a prospectus of New Bridger with respect to "shares of New Bridger common stock that may be issued upon exercise of the New Bridger Preferred Stock," but the fee table that is filed as exhibit 107 does not propose the registration of the shares underlying such preferred stock. Please revise as appropriate to reconcile this inconsistency.
General

51. We note your disclosure on page 74 that you "have publicly advertised and the Municipal
         Bond was marketed on the basis of our compliance with the core components of
         International Capital Market Association (ICMA) Green Bond Principles and Social Bond
         Principles." Please advise us what consideration you gave to providing climate-related disclosure in proxy statement/prospectus in light of your presence in the municipal ESG marketplace.
52. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business
FirstName LastNameRobert F. Savage
       combination and require you to liquidate. Disclose the consequences of liquidation to
Comapany    NameWildfire
       investors, such as theNew  PubCo,
                               losses      Inc.
                                      of the investment opportunity in a target
company, any price
       appreciation
September            in the11combined company, and the warrants, which would
expire worthless.
            9, 2022 Page
FirstName LastName
 Robert F. Savage
FirstName  LastNameRobert
Wildfire New  PubCo, Inc. F. Savage
Comapany 9,
September  NameWildfire
             2022        New PubCo, Inc.
September
Page 12 9, 2022 Page 12
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3775 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services